UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

January 17, 2023

FREEDOM ACQUISITION I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40117	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor New York, NY	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FACT	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACT WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	FACT.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

On January 17, 2023, Freedom Acquisition I Corp., a Cayman Islands exempted company (“Freedom”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Freedom (“First Merger Sub”) and Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Freedom (“Second Merger Sub”), entered into a letter agreement (the “Second Amendment”) amending the Business Combination Agreement, dated as of October 3, 2022, as amended by that certain First Amendment to the Business Combination Agreement dated as of December 26, 2022 (the “First Amendment”), by and among Freedom, Complete Solaria, First Merger and Second Merger Sub (as amended by the First Amendment, the “Business Combination Agreement”). Subject to the terms and conditions set forth in the Business Combination Agreement, Freedom and Complete Solaria will consummate a business combination (the “Business Combination”).

The Second Amendment amends the Business Combination Agreement by providing that, if Freedom and Complete Solaria determine in good faith by January 1, 2023 that it is probable that the Business Combination will be consummated after March 1, 2023, Freedom will be required to prepare (with the reasonable cooperation of Complete Solaria) and file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement pursuant to which it will seek the approval of its shareholders for proposals to amend Freedom’s organizational documents to extend the time period for Freedom to consummate its initial business combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 (the original Business Combination Agreement provided for an extension from March 1, 2023 to September 2, 2023) or (y) such other period of time as Freedom and Complete Solaria may mutually agree (the original Business Combination Agreement contemplated no such prong (y)). In addition, the Second Amendment amends the Business Combination Agreement by changing the latest permitted Agreement End Date (as defined in the Business Combination Agreement) from September 1, 2023 to September 2, 2023.

Except as modified by the Second Amendment, the terms of the Business Combination Agreement in the form filed by Freedom as Exhibit 2.1 to the Current Report on Form 8-K filed by Freedom with the SEC on October 4, 2022 and as subsequently amended by the First Amendment in the form filed by Freedom as Exhibit 2.1 to the Current Report on Form 8-K filed by Freedom with the SEC on December 28, 2022, are unchanged.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

Important Information and Where to Find It

In connection with the proposed transaction, Freedom intends to file a registration statement on Form S-4 (as it may be amended, the “Registration Statement”) with the SEC, which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, referred to as a proxy statement/prospectus, and other relevant documents to be used at its extraordinary general meeting of shareholders to approve the proposed transaction. Such documents are not currently available. The proxy statement/prospectus will be mailed to shareholders of Freedom as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO

READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Freedom and Complete Solaria once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov or upon written request to Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005.

Participants in Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transaction. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of documents filed by Freedom from time to time with the SEC, including the Registration Statement, when available. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Second Amendment to Business Combination Agreement, dated as of January 17, 2023, by and among Freedom Acquisition I Corp., Complete Solaria, Inc., Jupiter Merger Sub I Corp. and Jupiter Merger Sub II LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEDOM ACQUISITION I CORP.

Date: January 17, 2023	By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

Exhibit 2.1

SECOND AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of January 17, 2023, by and among Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Business Combination Agreement)) (“Acquiror”), Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Second Merger Sub”), Complete Solaria, Inc., a Delaware corporation (formerly known as Complete Solar Holding Corporation, the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

A. Acquiror, First Merger Sub, Second Merger Sub and the Company previously entered into that certain Business Combination Agreement dated October 3, 2022, which was subsequently amended on December 26, 2022 (the “Business Combination Agreement”).

B. Section 11.11 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties to the Business Combination Agreement.

C. The parties to this Amendment desire to amend the Business Combination Agreement as set forth in this Amendment.

AGREEMENT

The parties to this Amendment, intending to be legally bound, agree as follows:

1. Section 8.7(a). The first sentence of Section 8.7(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

If Acquiror and the Company determine in good faith by January 1, 2023 that it is probable that the Mergers will be consummated after March 1, 2023, Acquiror shall prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of its shareholders for proposals to amend Acquiror’s Organizational Documents to extend the time period for Acquiror to consummate its initial Business Combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 or (y) such other period of time as Acquiror and the Company may mutually agree (the “Extension Proposal”).

2. Section 10.1(e). The first sentence of Section 10.1(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company, Solaria and their respective Subsidiaries taken as a whole set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before March 1, 2023, or, if an Extension Proposal has been approved by Acquiror’s Shareholders, September 2, 2023 (such applicable date, the “Agreement End Date”), unless Acquiror is in breach hereof, which breach would cause any condition set forth in Section 9.3(a) or Section 9.3(b) not to be satisfied.

3. No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

4. No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

5. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

6. Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

7. Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement (as amended by this Amendment) and the documents and instruments and other agreements specifically referred to in the Business Combination Agreement or delivered pursuant thereto set forth the entire understanding of the parties hereto and thereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Amendment with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

COMPLETE SOLARIA, INC.

By:	/s/ William Anderson
Name:	William Anderson
Title:	Chief Executive Officer

[Signature Page to Second Amendment to BCA]

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB II LLC

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

[Signature Page to Second Amendment to BCA]